UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 11-K

(Mark one)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _____________ to _______________.

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013
(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits - December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2014	14

Report of Independent Registered Public Accounting Firm
The Plan Administrator
FLIR Systems, Inc. 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Portland, Oregon
May 29, 2015

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Participant directed investments, at fair value:
Shares in registered investment company funds:
Fidelity Retirement Money Market Portfolio	$12,442,582	$13,868,914
PIMCO Total Return Fund	—	16,061,006
DFA Emerging Markets Value Portfolio	10,765,868	12,264,630
Baron Growth Fund	20,007,969	20,727,688
Vanguard Mid-Cap Index Signal Fund	—	13,148,751
Vanguard Mid-Cap Index Fund Admiral Shares	17,278,428	—
Vanguard REIT Index Fund Admiral Shares	3,061,852	—
Spartan US Equity Index Fund	18,459,356	14,239,268
Spartan US Bond Index Fund	658,784	140,838
Dodge & Cox Stock Fund	15,996,806	14,030,882
Goldman Sachs Mid Cap Value Fund Institutional Class	9,462,721	8,352,452
JPMorgan Large Cap Growth Fund	6,113,760	5,352,911
Templeton Global Bond Fund	—	3,092,275
Templeton Global Bond Fund Class R6	3,544,474	—
Royce Pennsylvania Mutual Investment Fund	3,723,397	4,109,611
Neuberger Berman Real Estate Fund	—	1,948,928
Western Asset Core Plus Bond Fund Class IS	16,397,015	—
Fidelity Contrafund K	26,893,811	25,324,666
Fidelity Balanced K Fund	14,106,622	11,918,640
Fidelity Diversified International K Fund	12,826,523	12,826,052
Fidelity Freedom K Income Fund	888,394	820,595
Fidelity Freedom K 2000 Fund	—	48,449
Fidelity Freedom K 2005 Fund	35,232	28,382
Fidelity Freedom K 2010 Fund	1,099,774	874,489
Fidelity Freedom K 2015 Fund	4,479,740	4,189,814
Fidelity Freedom K 2020 Fund	8,384,869	7,493,496
Fidelity Freedom K 2025 Fund	9,174,831	7,661,837
Fidelity Freedom K 2030 Fund	12,053,591	10,258,917
Fidelity Freedom K 2035 Fund	7,216,685	6,298,939
Fidelity Freedom K 2040 Fund	6,570,658	5,722,964
Fidelity Freedom K 2045 Fund	4,835,344	4,350,119
Fidelity Freedom K 2050 Fund	3,240,069	2,622,334
Fidelity Freedom K 2055 Fund	422,621	167,014
Common and collective trust:
Fidelity Managed Income Portfolio	6,369,007	6,852,758
Common stock:
FLIR Systems, Inc.	15,206,353	15,339,633
Total investments	271,717,136	250,137,252
Receivables:
Notes receivable from participants	3,421,078	3,588,853
Pending trades	7,617	—
Total receivables	3,428,695	3,588,853
Total assets at fair value	275,145,831	253,726,105
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(93,093)	(103,292)
Net assets available for benefits	$275,052,738	$253,622,813

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Contributions:
Participant	$14,273,896	$13,684,840
Rollover	1,628,217	3,823,030
Employer	6,757,422	4,750,593
Total contributions	22,659,535	22,258,463

Investment income:
Dividend income	14,250,699	7,711,573
Interest income	63,371	58,774
Net appreciation in fair value of investments	2,654,114	34,463,259
Total investment income	16,968,184	42,233,606

Interest on notes receivable from participants	150,879	147,690

Deductions:
Benefits and withdrawals paid to participants	18,352,729	14,952,224
Administrative expenses and other, net	(4,056)	(36,445)
Total deductions	18,348,673	14,915,779
Net increase	21,429,925	49,723,980
Transfer of assets from another plan	—	118,219
Net assets available for benefits, beginning year	253,622,813	203,780,614
Net assets available for benefits, end of year	$275,052,738	$253,622,813

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Plan Description
The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the "Plan"), as amended and restated effective January 1, 2006, is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

(a)	General
The Plan is a defined-contribution plan established by FLIR Systems, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Under the terms of the agreement between the Company and Fidelity Management Trust Company (the "Trustee"), all investments of the Plan are held in a trust by the Trustee. A committee comprising of management employees of the Company administers the Plan.

(b)	Eligibility
Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement and is not a nonresident alien.
Participants may begin participating on the first day of the month following employment. Eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a contribution of 3% of compensation invested in the age-appropriate Fidelity Freedom Fund unless they elect otherwise. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions
Eligible employees may contribute an amount up to 60% of compensation, as defined by the Plan, subject to limitations in accordance with the IRC. The Company may, at the discretion of management, make a discretionary matching and/or profit sharing contribution to the Plan. In 2014, the discretionary matching contributions were 50% of each employee’s contributions with no limit. In 2013, the discretionary matching contributions were 50% of each employee’s contributions, up to a calendar year limit of $5,000.  The discretionary matching contributions did not apply to catch up contributions. During the years ended December 31, 2014 and 2013, there were no discretionary profit sharing contributions.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(d)	Vesting
Participants are fully vested in their contributions, transfers from other qualified plans, and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	34
2 but less than 3	67
3 or more	100
A year of service in the above table is a plan year in which participants are credited with at least 1,000 hours of service. A participant also becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 65, death, or total and permanent disability while employed.

(e)	Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to 10 years for residential loans or up to 5 years for all other loans. Participants were previously allowed to repay loans over periods greater than 10 years if for the purchase of a primary residence. The interest rate on loans is fixed at the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2014 ranged from 3.25% to 8.75%, with maturities through 2024.

(f)	Benefits
Upon termination of service for any reason, including a death or disability, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy.

(g)	Withdrawals
Except upon death, total disability, termination, retirement, or attainment of 59½ years of age, withdrawals of participant balances are only allowed for financial hardships as allowed by the IRC and require approval by the Trustee; in addition withdrawals that arise out of the purchase of a principal residence (excluding mortgage payments) require approval by the Plan administrator. Participants who obtained a hardship withdrawal are prohibited from making elective deferrals for a period of six months from the date of the withdrawal.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(h)	Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account. Participant accounts are valued daily.

(i)	Breaks in Service and Forfeited Accounts
A one-year break in service occurs in any plan year during which a participant does not have more than 500 hours of service. Upon resuming participation in the Plan, a participant’s nonvested account balance will be restored, provided the participant had less than five consecutive one-year breaks in service and any vested amounts previously distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions. During 2014 and 2013, forfeitures totaling approximately $100,000 and $200,000, respectively, were used to reduce employer contributions. At December 31, 2014 and 2013, forfeitures totaling approximately $70,000 and $60,000, respectively, were available to reduce future employer contributions.

(j)	Investment Options
Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds and into the Company’s common stock. Effective January 2014, the maximum employees can allocate to the Company’s common stock was reduced from 50% to 25%. Also effective January 2014, employees are allowed to reallocate up to 25% of their accumulated account balance into the Company’s common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving the Company’s common stock are subject to the Company’s Insider Trading and Disclosure policy and other restrictions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements ("ASC 820"), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 –    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common Stock and Registered Investment Company Funds: Valued at the quoted market price of shares held by the plan at year-end.
Common and Collective Trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (note 2 (c)).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common stock	$15,206,353	$—	$—	$15,206,353
Shares in registered investment
company funds:
Money Market Fund	12,442,582	—	—	12,442,582
Bond	20,600,273	—	—	20,600,273
International	23,592,391	—	—	23,592,391
Balanced	14,106,622	—	—	14,106,622
Small Cap Growth Equity	20,007,969	—	—	20,007,969
Large Cap Growth Equity	33,007,571	—	—	33,007,571
Small Cap Blend Equity	3,723,397	—	—	3,723,397
Mid Cap Blend Equity	17,278,428	—	—	17,278,428
Large Cap Blend Equity	18,459,356	—	—	18,459,356
Large Cap Value Equity	15,996,806	—	—	15,996,806
Mid Cap Value Equity	9,462,721	—	—	9,462,721
Specialty	3,061,852	—	—	3,061,852
Lifestyle - Conservative	2,023,400	—	—	2,023,400
Lifestyle - Moderate	34,093,031	—	—	34,093,031
Lifestyle - Aggressive	22,285,377	—	—	22,285,377
Common and collective trust:
Stable Value	—	6,369,007	—	6,369,007
Total investments	$265,348,129	$6,369,007	$—	$271,717,136

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common stock	$15,339,633	$—	$—	$15,339,633
Shares in registered investment				—
company funds:				—
Money Market Fund	13,868,914	—	—	13,868,914
Bond	19,294,119	—	—	19,294,119
International	25,090,682	—	—	25,090,682
Balanced	11,918,640	—	—	11,918,640
Small Cap Growth Equity	20,727,688	—	—	20,727,688
Large Cap Growth Equity	30,677,577	—	—	30,677,577
Small Cap Blend Equity	4,109,611	—	—	4,109,611
Mid Cap Blend Equity	13,148,751	—	—	13,148,751
Large Cap Blend Equity	14,239,268	—	—	14,239,268
Large Cap Value Equity	14,030,882	—	—	14,030,882
Mid Cap Value Equity	8,352,452	—	—	8,352,452
Specialty	1,948,928	—	—	1,948,928
Lifestyle - Conservative	1,771,915	—	—	1,771,915
Lifestyle - Moderate	29,604,064	—	—	29,604,064
Lifestyle - Aggressive	19,161,370	—	—	19,161,370
Common and collective trust:				—
Stable Value	—	6,852,758	—	6,852,758
Total investments	$243,284,494	$6,852,758	$—	$250,137,252

(c)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 2(b) for a discussion of fair value measurements.
The Fidelity Managed Income Portfolio Fund (the “MIP Fund”) is a common and collective trust fund investing primarily in guaranteed investment contracts (“GIC”), synthetic GICs, and U.S. government securities. The GICs are fully benefit-responsive. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The statements of net assets available for benefits present the fair value of the investments in the common and collective trust fund relating to fully benefit-responsive investment contracts as well as the adjustment

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

of the investments in the common and collective trust fund relating to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the MIP Fund was calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The overall effective yield and crediting interest rate for that fund was approximately 1.7% and 1.1%, respectively for 2014 and 1.5% and 0.9%, respectively for 2013.
The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
Certain events limit the ability of the Plan to transact contract value with the Trustee. Such events include: the Plan’s failure to qualify under Section 401(a) of the IRC; the establishment of a Plan or similar fund that competes for employee contributions; changes in laws or regulations that could have a material adverse effect on the MIP fund’s cash flow; communication to participants influencing them to not invest in the MIP fund. The plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the issuer or otherwise.

(d)	Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e)	Net Appreciation in Fair Value of Investments
Net appreciation consists of the net change in unrealized appreciation and depreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.
Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits
Benefit payments to participants are recorded upon distribution.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(g)	Administrative Expenses
Plan administrative expenses are paid either by the Company or through investment fees paid by participants. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statements of changes in net assets available for benefits.

(3)	Investments
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

	2014	2013
Shares in registered investment company funds:
Fidelity Contrafund K	$26,893,811	$25,324,666
Baron Growth Fund	20,007,969	20,727,688
Spartan US Equity Index Fund	18,459,356	14,239,268
Vanguard Mid-Cap Index Fund Admiral Shares	17,278,428	*
Western Asset Core Plus Bond Fund Class IS	16,397,015	*
Dodge & Cox Stock Fund	15,996,806	14,030,882
Fidelity Balanced K Fund	14,106,622	*
PIMCO Total Return Fund	*	16,061,006
Fidelity Retirement Money Market Portfolio	*	13,868,914
Vanguard Mid-Cap Index Signal Fund	*	13,148,751
Fidelity Diversified International K Fund	*	12,826,052
Common stock:
FLIR Systems, Inc.	15,206,353	15,339,633

*	Balances were less than 5% of total net assets available for benefits at the end of the period.
Net appreciation in fair value of investments is comprised of the following for the years ended December 31, 2014 and 2013:

	2014	2013
Shares in registered investment company funds	$1,438,375	$30,175,442
FLIR Systems, Inc. common stock	1,215,739	4,287,817
	$2,654,114	$34,463,259

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(4)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 2012, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date; however, management believes that the Plan is designed and continues to operate in compliance with the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)	Party-in-Interest Transactions
Certain plan investments are shares in registered investment company funds and a common collective trust managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan, and therefore, these transactions qualified as party-in-interest transactions.
The Plan allows for investments in the Company’s common stock. The Company is the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and the IRC.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(7)	Reconciliation to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$275,052,738	$253,622,813
Deemed distributions of participant loans not recorded on the financial statements	(158,737)	(150,226)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	93,093	103,292
Net assets available for benefits per the Form 5500	$274,987,094	$253,575,879
The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

	Year ended December 31
	2014	2013
Net appreciation in fair value of investments per the financial statements	$2,654,114	$34,463,259
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(10,199)	(79,026)
Net appreciation in fair value of investments per the Form 5500	$2,643,915	$34,384,233
The following is a reconciliation of benefits and withdrawals paid to participants per the financial statements to the Form 5500:

	Year ended December 31
	2014	2013
Benefits and withdrawals per the financial statements	$18,352,729	$14,952,224
Change in deemed distributions of participant loans	8,511	13,308
Benefit payments per the Form 5500	$18,361,240	$14,965,532

Schedule
FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

	Description of investment, including
Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
lessor, or similar party	par, or maturity value	value
	Shares in registered investment companies:
*Fidelity Investments	Fidelity Retirement Money Market Portfolio	$12,442,582
DFA Investment Dimensions Group Inc.	DFA Emerging Markets Value Portfolio	10,765,868
Baron Funds	Baron Growth Fund	20,007,969
The Vanguard Group	Vanguard Mid-Cap Index Fund Admiral Shares	17,278,428
The Vanguard Group	Vanguard REIT Index Fund Admiral Shares	3,061,852
*Fidelity Investments	Spartan US Equity Index Fund	18,459,356
*Fidelity Investments	Spartan US Bond Index Fund	658,784
Dodge & Cox	Dodge & Cox Stock Fund	15,996,806
Goldman Sachs	Goldman Sachs Mid Cap Value Fund Institutional Class	9,462,721
JPMorgan Asset Management	JPMorgan Large Cap Growth Fund	6,113,760
Franklin Templeton Investments	Templeton Global Bond Fund Class R6	3,544,474
Royce & Associates, LLC	Royce Pennsylvania Mutual Investment Fund	3,723,397
Western Asset	Western Asset Core Plus Bond Fund Class IS	16,397,015
*Fidelity Investments	Fidelity Contrafund K	26,893,811
*Fidelity Investments	Fidelity Balanced K Fund	14,106,622
*Fidelity Investments	Fidelity Diversified International K Fund	12,826,523
*Fidelity Investments	Fidelity Freedom K Income Fund	888,394
*Fidelity Investments	Fidelity Freedom K 2005 Fund	35,232
*Fidelity Investments	Fidelity Freedom K 2010 Fund	1,099,774
*Fidelity Investments	Fidelity Freedom K 2015 Fund	4,479,740
*Fidelity Investments	Fidelity Freedom K 2020 Fund	8,384,869
*Fidelity Investments	Fidelity Freedom K 2025 Fund	9,174,831
*Fidelity Investments	Fidelity Freedom K 2030 Fund	12,053,591
*Fidelity Investments	Fidelity Freedom K 2035 Fund	7,216,685
*Fidelity Investments	Fidelity Freedom K 2040 Fund	6,570,658
*Fidelity Investments	Fidelity Freedom K 2045 Fund	4,835,344
*Fidelity Investments	Fidelity Freedom K 2050 Fund	3,240,069
*Fidelity Investments	Fidelity Freedom K 2055 Fund	422,621

	Common and collective trust:
*Fidelity Investments	Fidelity Managed Income Portfolio	6,369,007

*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	15,206,353

*Participants	Notes receivable from participants (3.25% to	3,421,078
	8.75% maturing through 2024)
	Total assets	$275,138,214

* Represents a party-in-interest as of December 31, 2014

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
FLIR Systems, Inc. 401(k) Savings Plan
Date: May 29, 2015
FLIR Systems, Inc.
(Plan Sponsor)
By:    /s/ David A. Muessle
Vice President, Corporate Controller
and Interim Chief Financial Officer